Exhibit 4.3

INFUSYSTEM HOLDINGS, INC.

Restricted Stock Award Agreement

This Award Agreement by and between Bryan Russo (the “Participant”) and InfuSystem Holdings, Inc. (the “Company”) evidences the grant to the Participant of shares of the Company, par value $0.0001 per share (“Shares”).

23.	Number of Shares Awarded: 50,000 (the “Awarded Shares”)

24.	Grant Date: June 1, 2010 (the “Grant Date”)

25.	Vesting Dates: The Awarded Shares shall vest as to one-quarter (1/4) of the Awarded Shares on the Grant Date, and one-quarter (1/4) of the Awarded Shares on each of the first, second and third anniversaries of the Grant Date (each vesting date, a “Vesting Date”), provided that the Participant continues to be an employee on such date.

26.	Termination of Service: Upon the termination of the Participant’s employment for any reason, any then unvested Awarded Shares shall be immediately and permanently forfeited to the Company for no consideration.

27.	Change in Control: In the event that the Company undergoes a Change in Control as hereinafter defined, all Awarded Shares shall vest immediately. For the purposes hereof, the term “Change in Control” means the following and shall be deemed to occur if and when: (i) any person (as that term is used in Sections 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) becomes the beneficial owner (within the meaning of Rule l3d-3 promulgated under the Securities Exchange Act of 1934, as amended) of 50% or more of either the then outstanding shares of common stock or the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors unless such person is already a beneficial owner on the date of this Award Agreement, or (ii) individuals who, as of the date hereof, constitute the Board of Directors of the Company (“Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any individual who becomes a director after the date hereof whose election, or nomination for election by the Company’s stockholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered to be a member of the Incumbent Board. Notwithstanding anything contained herein to the contrary, any merger of the Company with InfuSystem, Inc. or a subsidiary or affiliate of InfuSystem, Inc. shall not be deemed to be a Change in Control.

28.

Transferability: Awarded Shares that have not become vested may not be transferred, assigned, pledged, hypothecated or otherwise disposed of; however, although unvested, such Awarded Shares shall carry voting rights and dividend rights. With respect to dividend rights, the Participant shall have the right to receive an amount equal to the amount of any cash dividends paid with respect to a share of common stock multiplied by the number of

Shares underlying the unvested Awarded Shares, provided (i) such dividends shall be subject to the same vesting restrictions and forfeiture provisions that apply to the underlying Awarded Shares, (ii) such dividends shall be paid in cash, in Shares, or a combination of the foregoing and (iii) such dividends shall be paid on the applicable Vesting Date.

29.	No Right to Continued Service. Neither the grant of the Awarded Shares, nor any other action taken under this Award Agreement shall be construed as giving the Participant or any other person the right to be retained in the employ or service of the Company or any of its Subsidiaries (for the vesting period or any other period of time), nor shall it interfere in any way with the right of the Company or any of its Subsidiaries to terminate the Participant’s service at any time.

30.	Share Certificates: Until the applicable Vesting Date, certificates representing the Awarded Shares shall be issued in the name of the Participant, but held in the physical possession of the Company. Participant shall execute in blank the stock power attached hereto as Annex I, allowing the Company to transfer the Awarded Shares in the event they are forfeited pursuant to paragraph 4 above.

31.	Grant Subject to Plan Provisions. Although the grant and the issuance of the Awarded Shares are outside of the Company’s 2007 Stock Incentive Plan, such grant and issuance shall be subject to the terms and conditions of the Plan (excluding Section 6 thereof) as if it were an Award thereunder, and such terms and conditions are hereby incorporated by reference.

32.	Applicable Law. This Award Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent Delaware General Corporation Law applies by reason of the Company’s incorporation in the State of Delaware.

33.	Amendment. This Award Agreement may be amended or modified at any time by mutual agreement between the Committee and the Participant or such other persons as may then have an interest therein.

A copy of the Plan, and other materials required to be delivered or made available to the Participant, will be delivered or made available electronically, provided that upon request of the Participant, the Company will deliver to the Participant paper copies of such materials. By accepting the grant of the Awarded Shares under this Award Agreement, the Participant hereby agrees to be bound by the terms and conditions of the Plan and this Award Agreement. The payment of any award, Shares, benefits, or dividends hereunder is expressly conditioned upon the terms and conditions of this Award Agreement and the Plan and your compliance with such terms and conditions.

INFUSYSTEM HOLDINGS, INC.		Agreed to and Accepted by:

By:	/s/ Sean McDevitt	/s/ Bryan Russo
Name:	Sean McDevitt	Bryan Russo
Title:	Chief Executive Officer

Annex I

STOCK POWER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto INFUSYSTEM HOLDINGS, INC. (the “Company”),                      shares of common stock, $0.0001 par value per share, of the Company, registered in the name of the undersigned on the books and records of the Company, and does hereby irrevocably constitute and appoint                      attorney to transfer the said stock on the books of the Company with full power of substitution in the premises.

Signed (Signature should be in exact form as on stock certificate)

Date

A-1